Exhibit 4

DESCRIPTION OF THE REGISTRANT’S SHARES OF LLC MEMBERSHIP INTEREST

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of Ridgewood Energy Y Fund, LLC’s shares of LLC membership interests is based on and qualified by the Fund’s Limited Liability Company Agreement, as amended (the “LLC Agreement”). For a complete description of the terms and provisions of the Fund’s shares refer to the LLC Agreement, which is filed as an exhibit to this Annual Report on Form 10-K.

The shares are membership interest in the Fund, which is a limited liability company (“Shares”). The following is a summary of certain provisions of the Fund’s LLC Agreement.

Control of LLC Operations

The powers vested in the Ridgewood Energy Corporation (the “Manager”), as manager of the Fund, under the LLC Agreement are broad.  The Manager has full, exclusive and complete discretion in the management and control of the affairs of the Fund and shareholders have no power to take part in the management of, or to bind, the Fund except for the limited voting rights provided in the LLC Agreement and except as required by law.

The Fund’s officers are appointed by the Manager and may be removed by it at any time. Additionally, the Manager may authorize any sale, lease, pledge or other transfer of substantially all of a Fund’s assets without a vote of the shareholders.

Voting Rights and Amendments to the LLC Agreement

The Manager may amend the LLC Agreement without notice to or approval of the holders of Shares for the following purposes:

•	to cure ambiguities or errors;

•	to equitably resolve issues arising under the LLC Agreement so long as similarly situated shareholders are not treated materially differently;

•	to comply with law;

•	to make other changes that will not materially and adversely affect any shareholder’s interest;

•	to maintain the federal income tax status of the Fund or any shareholder, as long as no shareholder’s liability is materially increased; and

•	as otherwise provided in the LLC Agreement.

Other amendments to the LLC Agreement may be proposed either by the Manager or by holders of twenty-five percent or more of the outstanding Shares entitled to vote. A vote on the proposal may be made either by calling a meeting of the shareholders or by soliciting written consents. Proposed amendments require the approval of shareholders who hold of record at least a majority of the total Shares on the record date for the action, given at a meeting of shareholders or by written consents. Any amendment requiring shareholder action (other than an amendment to allow the Fund to be taxed other than as a partnership) may not increase any shareholder’s liability, change the capital contributions required of him or her or his or her rights in interest in the Fund’s profits, losses, deductions, credits, revenues or distributions in more than a de minimis matter, or change his or her rights on dissolution or any voting or management rights without such shareholder’s consent. Any amendment that changes the Manager’s management rights, other than the removal of the Manager, requires the consent of the Manager. Generally, shareholders have no right to vote on matters other than those involving (i) certain amendments to the LLC Agreement, (ii) the removal of the Manager, (iii) the conversion of the Fund to corporate form, (iv) the withdrawal of a shareholder, and (v) the designation of a new Manager upon a vacancy. If any matter requires a vote of shareholders, it must be approved by shareholders who own of record at least a majority of the Shares, or if a different vote is required by law, each shareholder will have voting rights equal to his or her total Shares for purposes of determining the number of votes cast or not cast.  Holders of Shares have one vote for each whole Share, and for each fractional Share, a fraction of one vote equal to the fraction of a Share it represents.

For all purposes, a majority of the Shares means Shares representing more than fifty percent of the combined voting power of all of the Shares entitled to vote on a certain matter.

Participation in Costs and Revenues

Available cash determines what amounts the Fund will be able to distribute in cash to shareholders. There are three types of available cash:

•	available cash from operations;

•	available cash from capital transactions; and

•	available cash from temporary investments, which include investments in marketable securities, money market accounts, and similar type investments.

These terms are not defined by, and are not the same as, similar concepts under GAAP.  Available cash from operations is generally total cash received by the Fund from operations less related expenses, as further described in the LLC Agreement.  Available cash from capital transactions is generally proceeds received by the Fund in connection with the acquisition, transfer, distribution or disposition of Fund assets or interest that is made other than in the ordinary course of the Fund’s business.  Available cash from temporary investments is generally total cash received by the Fund in connection with its short-term investments.  There is no fixed requirement to distribute available cash. Instead, available cash will be distributed to shareholders to the extent, and at such times, as the Manager believes is advisable. Once the amount and timing of a distribution is determined, it shall be made to shareholders as described below.

Distributions from Operations

At such times during a calendar year as the Manager determines, the Fund may make distributions up to the amount of the undistributed available cash from operations to shareholders. The Manager will be entitled to 15% and shareholders will be entitled to 85% of the available cash from operations distributed.

Distributions from Capital Transactions

Available cash from capital transactions that the Manager decides to distribute will be paid as follows:

•	before shareholders have received total distributions (including distributions from available cash from operations and available cash from capital transactions) equal to their capital contributions, 99% of available cash from capital transactions will be distributed to shareholders and 1% to the Manager; and

•	after shareholders have received total distributions (including available cash from operations and available cash from capital transactions) equal to their capital contributions, 85% of available cash from capital transactions will be distributed to shareholders and 15% to the Manager.

Distributions from Temporary Investments

At such times during a calendar year as the Manager determines, the Fund may make distributions up to the amount of the undistributed available cash from temporary investments to shareholders. The Manager will be entitled to 1% and shareholders will be entitled to 99% of the available cash from temporary investments distributed.

General Distribution Provisions

Distributions to shareholders under the foregoing provisions will be apportioned among them in proportion to their ownership of Shares. The Manager has the sole discretion to determine the amount and frequency of any distributions. However, distributions may not be made selectively to one shareholder or group of shareholders, but must be made ratably to all shareholders entitled to that type of distribution at that time. The Manager in its discretion nevertheless may credit select persons with a portion of its compensation from the Fund or distributions otherwise payable to the Manager.

Return of Capital Contributions

Each shareholder may look solely to the Fund assets and not to the Manager or the other shareholders for the return of such shareholder’s respective contributions to the Fund, and any returns or interest thereon, and has no right or power to demand or receive property other than cash from the Fund.  The Fund and the Manager will not be required to return any fees properly deducted from the original capital contribution or any costs and expenses incurred and paid by the Fund.

Voluntary Additional Capital Contributions and Supplemental Offering of Shares

The LLC Agreement does not provide for any mandatory assessments of capital from shareholders. This means that the Fund cannot require any shareholder to contribute more money after the completion of such shareholder’s subscription and payment of such shareholder’s initial capital contribution.

If voluntary additional capital contributions are requested by the Fund to fund additional project activities, the Manager will do so through a supplemental offering of shares in the Fund. The LLC Agreement provides the Manager with discretion in determining the nature, scope, amount and terms of such supplemental offering.

A shareholder who elects to not participate in any supplemental offering of shares and does not provide additional capital contributions for such additional project activities will have no interest in such additional project activities, but will retain his interest in the projects in which the Fund has already invested. The failure of a shareholder to participate in a supplemental offering may have a dilutive effect on such shareholder’s investment.

Removal of Manager

Shareholders may propose the removal of the Manager, either by calling a meeting or soliciting consents in accordance with the terms of the LLC Agreement. Removal of the Manager requires the affirmative vote of a majority of the Shares.  The shareholders may replace the removed Manager or fill a vacancy by a vote of a majority of the Shares.  In the event that the Manager is removed, the Fund must pay to the Manager a cash amount equal to its capital account balance and any fees or reimbursement to which the Manager is entitled.  The Manager may be removed only if the Manager has committed an illegal act or an act of gross negligence or willful misconduct that has had a material adverse effect on the Fund.

Dissolution of Fund

The Fund will wind up, dissolve and terminate its operations on the earliest to occur of either (a) the determination by the Manager to terminate and dissolve the Fund or (b) any other event requiring dissolution by law.  Upon the dissolution of the Fund, the Fund will wind up its business, sell all of its assets (except as otherwise determined by the liquidating trustee), and liquidate the Fund’s assets to the Investors.

If, upon liquidation, the capital account of the Manager has a deficit balance, the Manager will be required to make additional capital contributions to the Fund in an amount necessary to restore such deficit balance to zero.

Transferability of Interests

The Shares are subject to transfer restrictions set forth in the LLC Agreement.  Under the terms of the LLC Agreement, no shareholder may assign or transfer all or any part of his or her interest in the Fund and no transferee will be deemed a substitute shareholder or be entitled to exercise or receive any of the rights, powers or benefits of a shareholder unless (i) such transferee has been approved and accepted by the Manager, in its sole and absolute discretion, as a substitute shareholder, and (ii) certain other requirements set forth in the LLC Agreement (including receipt of an opinion of counsel that the transfer does not have adverse effects under the securities laws) have been satisfied.  Notwithstanding the foregoing, an involuntary transfer of all or part of a shareholder’s Shares may occur by reason of (i) death, (ii) court order, (iii) dissolution of a shareholder which is an entity, (iv) bankruptcy, (v) divorce, (vi) foreclosure, or (vii) any other transfer by operation of law, pursuant to which the Shares are permitted to pass directly to the transferee and the transferee will become an assignee of such Shares and be subject to the terms and conditions of the LLC Agreement.  The transferee, however, will not become a member of the Fund unless and until admitted as a substitute shareholder as set forth above.

Liability

Assuming compliance with the LLC Agreement and applicable formative and qualifying requirements in Delaware and any other jurisdiction in which the Fund conducts its business, a holder of Shares will not be personally liable under Delaware law or the LLC Agreement for any obligations of the Fund, except:

•	to the extent of any unpaid capital contributions;

•	for the amount of any wrongful distributions that render the Fund insolvent; and

•	for any loss, damage or claim arising from any act or omission of such shareholder, including, without limitation, indemnification liabilities arising from any misrepresentation made by the shareholder to the Fund when purchasing Shares.